The Andina Group, Inc.

1297 N. Jodi Drive

Layton, UT 84041

June  17, 2008

Attn: Larry Spirgel

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3720

Washington DC, 20549

RE:

The Andina Group, Inc.

Registration Statement on Form SB-2

Filed January 31, 2008

File No. 333-148967

Dear Mr. Spirgel

Thank you for your timely review.  We have reviewed your comments and have the following responses.  We have also revised our SB-2, which is now an S-1, in response to your comments which we have submitted via EDGAR in redline format as required.  For your convenience we are forwarding both redlined and non-redlined copies to your office.

General

1.

Please note that future amendments to your Form SB-2 must be on Form S-l/A pursuant to the rule changes that went into effect on February 4, 2008 and eliminated Form SB-2. Until August 4, 2008, however, you have the option to keep the Form SB-2 disclosure format in any amendment to the filing. Subsequent to that date, any amendments must be made in compliance with the item requirements of Regulation S-K as applicable to smaller reporting companies. Please refer to Release No. 33-8876 (December 19, 2007) as well as to “Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, A Small Entity Compliance Guide” (January 25. 2008), both accessible at www.sec.gov.

RESPONSE:

We are aware that future amendments on Form SB-2 must be made on Form S-1/A. pursuant to the February 4, 2008 rule changes; however, we have elected to keep the SB-2 disclosure format for this amendment.  We note that this option is only available to us until August 4, 2008, and subsequent to that date we will comply with the item requirements of Regulation S-K applicable to smaller reporting companies.

Mr. Larry Spirgel

June 17, 2008

2.

We note that are registering the offer by selling shareholders of 2,146,600 shares of common stock, which represents 100% of the shares held by persons other than Mr. Burke Green as well as 20% of Mr. Burke Green’s holdings. Given the length of time that the selling shareholders have held their shares prior to the filing of your registration statement, the relationships between the company, Mr. Burke Green and the selling shareholders, the circumstances surrounding how the shareholders received their shares and the significant percentage of shares being offered compared to the total number of shares outstanding and the number of shares outstanding held by non-affiliates, the transaction appears to be a primary offering.

Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. This analysis should include, but not be limited to, an explanation of the relationship between the company and the selling shareholders, whether there were any material agreements between the company and any of the shareholders and an explanation of the circumstances under which the selling shareholders initially purchased your stock. Please refer to Telephone Interpretation D-29, available at http://www.sec.gov/interps/telephone/cftelinterps_rule415.pdf, for guidance in distinguishing secondary offerings from primary offerings. Alternatively, revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.

RESPONSE: We note your comment, but notwithstanding the number of shares being registered by the Company’s President (1,000,000 shares) and others (an additional 1,146,600 shares) we contend that the nature of the offering is not a primary offering.  Although we are not eligible to utilize Form S-3, however we do have the right to utilize Rule 415(a)(4).

We feel that the submitted Registration Statement is a resale Registration Statement by purchasers of the shares including our President. Aside from the President, the purchasers are people known or related to the Company’s President and/or people doing business with the Company which is not an unusual situation for small companies. As such, it is not necessary to fix the offering price for the duration of offering or identify all selling shareholders as underwriters.  The principal reason that shares were sold to friends, relatives and/or business associates of the Company’s President is that those were the persons that he felt would be willing to make a nominal investment for their shares.  There are no material agreements between the Company and the Selling Stockholders with regard to the sale of their shares. No shares were offered to anyone whose names do not appear in the “Selling Stockholders” section of the Registration Statement.  A reason for such offering is as described in the “Use of Proceeds” section of the Registration Statement.

Mr. Larry Spirgel

June 17, 2008

In arriving at the above conclusion, we have taken into account and consideration telephone interpretation no. D.29 under Securities Act Rule 415 in the Manual of Publicly Available Telephone Interpretations.  In reviewing the factors relating to the above-referenced telephone interpretation we are convinced that none of the sellers, particularly the Company’s President, are in the business of underwriting securities nor are any of the Selling Stockholders acting as a conduit for the Company.

The additional facts in support of our belief and in response to the Commission’s comment letter are as follows.

The principal selling shareholder, Burke Green, who is the sole officer and director of the Company and who is registering 46.6% of all shares being registered, acquired such shares as a founder of our Company by purchasing them for $2,000. This transaction is further described in the “Transactions with Management and Others” section of the Registration Statement.

The balance of 1,146,600 shares owned by 45 individuals (all of which are being registered) were acquired by our Selling Stockholders as follows: (i) 146,600 shares were purchased directly from the Company; (ii) 6,000 shares were gifted by Mr. Green to four individuals in 2006; and (iii) 994,000 shares were sold by Mr. Green to five individuals in a private transaction in November 2007.

Insofar as each shareholder’s relationship to the Company and the amount of shares involved, we respectfully direct your attention to the “Selling Stockholders” section and in particular to the footnotes to the table of Selling Stockholders.

We have been advised by management that none of the selling stockholders are in the business of underwriting securities and have further indicated in the aforesaid “Selling Stockholders” section that “To the best of management’s knowledge, none of the Selling Stockholders are broker/dealers or affiliates of broker/dealers.”

As previously indicated and as reiterated to the undersigned by our management, none of the selling stockholders, including our President, are acting as a conduit for the Company.  Further evidence of same is that if and when a market develops for the Company’s securities, selling stockholders may reasonably anticipate selling their shares for substantially more than their initial cost.

As indicated in the aforesaid telephonic release “the question of whether an offering styled a secondary one is really on behalf of the Issuer is a difficult factual one…”.  In arriving at our conclusions, we have given consideration to: (i) how long our President held his shares as well as the length of time other stockholders held their shares; (ii) circumstances under which our President received his shares as well as the nominal consideration paid by the other stockholders and the reason for such nominal consideration as described above; (iii) President’s relationship to the Company as well as the relationships of all stockholders to the Company; (iv) number of shares involved; (v) fact that neither the President nor any Selling Stockholder is in the business of underwriting securities; and (vi) the fact that the neither the President nor any Selling Stockholder is acting as a conduit for the Company.

Mr. Larry Spirgel

June 17, 2008

For the reasons indicated above, we have not revised the “Cover Page”, “Prospectus Summary”, “Selling Stockholders” or “Plan of Distribution” sections of the Prospectus and have left the language regarding Selling Stockholders selling at a fixed price until the Company’s shares are quoted on the OTCBB as is.

3.

We note the substantial similarity between the disclosure, shareholder base and selling shareholders contained in this registration statement and registration statement no. 333-138479 filed by Noble Quests. Inc. We also note that Noble Quests executed a reverse merger agreement on January 31, 2008. Please disclose the purpose of your offering and whether you have any intention to engage in a reverse merger or similar transaction with another party. In your response letter, provide your analysis as to why your activities and proposed operations are not commensurate in scope with those ordinarily associated with a blank check company and why you do not need to comply with Rule 419 of Regulation C.

RESPONSE: The purpose of our offering is for the benefit of our shareholders as is further described in the “Use of Proceeds” section of the Registration Statement. It is not our intention to engage in a reverse merger or similar transaction now or in the foreseeable future.

We do not believe that we are subject to Rule 419 of Regulation C in that we do not consider ourselves to be a “blank check company.” Rule 419 defines a “blank check company” as a company that, “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.” In applying the factors that determine whether or not our Company is a “blank check company” we have arrived at the following conclusions. (1) Although we are a development stage company we have a specific business plan which is described under the “Principal Services” heading in the “Description of Business” section of the Registration Statement. In addition to having a specific business plan, we are actively working the plan and revenues directly related to the plan are being booked each month. In fact, we had a Net Income of $3,249 for the nine months ended March 31, 2008. (2) As stated above, we have no intention of engaging in a reverse merger or similar transaction now or in the foreseeable future. Inasmuch as neither of the factors defining a “blank check company” apply to our Company we do not feel that we need to comply with Rule 419 of Regulation C.

Prospectus Summary, page 3

4.

Please revise throughout to clarify, if true, that your business consists of providing services to an entity affiliated with your sole officer and director, KAATN of Wyoming, and that both your officer and director and KAATN are distributors in MonaVie, a multi-level marketing organization. Clarify the extent to which the company's activities have consisted of marketing the Mona Vie products and the extent to which the compensation the company has received from KAATN has been made pursuant to the Mona Vie compensation structure. Disclose whether the company is solely focusing on providing services to Mona Vie distributors. Disclose the amount and percent of revenues to date that are attributed to this aspect of your business. We may have further comments.

Mr. Larry Spirgel

June 17, 2008

RESPONSE:  It was never our business purpose to provide services solely to KAATN although KAATN had been our sole client through December 2007.  Although we intend to continue to seek multi-level marketing clients, they will not necessarily be MonaVie distributors.  We also will pursue other small business clients. We have made the following revisions to our Prospectus to better clarify our business purpose and KAATN’s role in our revenue stream:

▪

The Prospectus summary and business section have been revised to better clarify our business purpose and to clarify that we provided services solely to KAATN through Dec 2007 but are now providing services to other clients.

▪

Our business section under “Principal Services” has been revised to clarify our services and a paragraph has been added regarding services provided to KAATN and services provided to our new clients which are non-network marketing small business clients.

▪

The revenues portion of the MD&A has been revised to better disclose that we had derived revenues from one source up through December 31, 2007,  KATTN of Wyoming which is controlled by our sole officer and director, whom is also a distributor of Monavie, a multi-level marketing health juice product. With disclosures under our March 31, 2008 revenue section regarding revenues from new clients; we have broken down the revenue sources by percentage and identified them as related or non-related party transactions.

We are seeking business with other network marketers, small businesses and achieving revenues from other sources.  We do not market the MonaVie product itself and the compensation we receive is not tied to any MonaVie compensation structure. Revenues received from KAATN are for services provided to KAATN related to marketing of the product as well as increasing the size of its distributor network. Although to date KAATN has been our main source of revenues, our business purpose is to provide marketing and other services specializing in network marketers.  We have, in fact, generated revenues in our quarter ended March 31, 2008 from three other sources that are not MonaVie customers nor are they network marketers, nor are they related parties. We have broken this down by percentages in our MD&A.

Risk Factors, page 5

5.

Your risk factor disclosure contains several risks that could apply to any company or any business. Please revise your risk factor disclosure so that it is clear how the particular risk specifically applies to your business and your offering. For example, in your first risk factor, explain why you have a limited operating history, discuss the stage of your business development, explain why your revenues arc inconsistent and highlight what aspects of your operating history make it difficult for an investor to evaluate an investment in your common stock.

Mr. Larry Spirgel

June 17, 2008

RESPONSE: We have revised our risk factors to be more specific to our company.  The only risk factors we have not revised are the risk factors under “Risks Related to this Offering, Our Stock Price, and Corporate Control”, which although general are true for our offering and we believe should be included.

Selling Stockholders, page 11

6.

We note the statement that “There are no material relationships between any of the selling stockholders and The Andina Group or any of its predecessors or affiliates, nor have any such material relationships existed within the past three years other than those disclosed under footnotes below.” Please reconcile and revise this statement in light of the familial and other relationships between the company, Mr. Burke Green and the selling shareholders.

RESPONSE:  We have revised the above referenced statement to clarify that all relationships between selling stockholders and The Andina Group or its predecessors within the past three years are listed in the footnotes to the Selling Stockholders table.  In addition, the footnotes have been revised to reflect familial and other relationships between the Company, Mr. Green and the selling shareholders.

7.

The number of shares listed in the selling stockholders table (2,144,100) does not match the number of shares being registered (2,146,600). Please reconcile these amounts.

RESPONSE: We mistakenly excluded one selling shareholder; we added the excluded shareholder, Catherine Carson, to our selling shareholder list which now reconciles the amount of shares registered with the amount being offered by selling shareholders.

Directors, Executive Officers, Promoters and Control Persons, page 15

8.

Please identify all promoters of the company here and in “Certain Relationships and Related Party Transactions” on page 28.

RESPONSE: We have disclosed that Burke Green could be considered a promoter of The Andina Group as its sole officer, and director.  In addition, Rebecca Folger, our former sole officer and director and a founder could also be considered a promoter. We have so identified them as promoters in a captioned paragraph on p.15 as well as under “Certain Relationships and Related Party Transactions” which now begins on page 30.

Other Provisions, page 19

9.

We note the statement that "Our company's legal counsel has determined our shares of common stock offered by this prospectus, are duly and validly issued, fully paid and non-assessable." Please have your counsel revise her consent to include such statement.

Mr. Larry Spirgel

June 17, 2008

RESPONSE: Our Company’s legal counsel has so revised her legal opinion/consent which has been filed as an exhibit to this amendment.

Description of Business, page 20

10.

 As you only have one client, identify what services you have actually provided.

RESPONSE: We have revised this section and included a paragraph identifying those services we specifically provided to our sole client (through December 31, 2007); we also disclosed the services we provided to our additional clients in our third quarter.

Competitive Business Conditions, page 21

11.

We note the assertion that you compete with national and international advertising and marketing firms such as BSMG Worldwide, Golin/Harris International. Porter/Novelli International and Weber Public Relations Worldwide, as well as local agencies throughout the United States. In light of your operating history to date, such comparison appears inapposite. Please revise or advise.

RESPONSE: We have revised our competition section to better identify smaller local agencies which we compete with in our effort to secure additional clients.

Dependence on One or a Few Major Customers, page 22

12.

Identify your sole client and explain how it is a related party. Discuss how you negotiate the terms of your service arrangements with Mr. Burke Green's affiliate, and disclose whether these arrangements are in writing. File all material agreements with your affiliated client as an exhibit to the registration statement. Provide risk factor disclosure of the conflicts of interest of your sole officer and director in negotiating service arrangements between the company and his affiliate.

RESPONSE:  We revised this discussion to disclose we now have four clients and identified that our largest and only client through December 2007 was KAATN of Wyoming, a company controlled by our sole officer/director.  We have also indicated that we provide services on a per job basis at a rate we believe is standard or usual in the industry and that we have no written contract regarding the services we provide.  There are therefore no agreements, material or otherwise.  We have also added the risk factor on the potential conflicts of interest that may arise when negotiating service arrangements.

13.

Expand your business description and management’s discussion and analysis relating to how you provide services on an individualized, per-job basis.

RESPONSE: We have expanded the disclosure in both the business description and management’s discussion under “revenues”

Mr. Larry Spirgel

June 17, 2008

Management’s Discussion & Analysis of Financial Condition, page 23

14.

Please reconcile your statement on page 24 that, “Lack of revenues in the first quarter of 2006 was due to the fact that we had not yet begun generating revenues from operations,” with the fact that you had $3,955 in revenues during the fiscal year ended June 30, 2006.

RESPONSE: We have revised those discussions in their entirety in that we have replaced the interim period Management Discussion to include the three and nine months ended March 31, 2008 and 2007.

15.

Please clarify your disclosure on page 25 to specify the difference between advertising and marketing costs.

RESPONSE: We have clarified this difference where appropriate regarding expenses in the MD&A to indicate that advertising costs mainly consisted of direct costs paid out for signs, print or radio advertising, brochures and material distributed to the public, and all other marketing related expenses are categorized as marketing.

Liquidity and Capital Resources, page 26

16.

In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific, viable plans that are intended to mitigate the effect of such conditions; and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. The plans should include exactly who is planning to contribute funds to the company, how much those funds are expected to be, and when those funds are to be contributed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements. Refer to Financial Reporting Codification §607.02.

RESPONSE: We have included our twelve month plan in the “Liquidity and Capital Resources” section, under the heading “Our Plan of Operation for the Next Year” on p.29.  We have identified the obstacles we must overcome and included a viable plan of how we intend to overcome said obstacles, in order of priority, with target dates. In addition, we have included our twelve month plan in the footnotes to the March 31, 2007 financial statements under “Note 3 Going Concern”.

Certain Relationships and Related Party Transactions page 28

17.

Please disclose the amount Mr. Burke Green received for the sale of 994,000 of his shares in November 2007.

Mr. Larry Spirgel

June 17, 2008

RESPONSE: We have added the amount received by Mr. Green for his shares, $9,994.

18.

Please explain how your conflicts of interest policy works in practice, such as when you enter into service arrangements with Mr. Burke Green's affiliated company. Clarify that the entire board of directors consists of Mr. Burke Green.

RESPONSE: We have our discussed our conflicts of interest policy and how we handle situations where there is a potential conflict of interest. Specifically addressed is how we enter into service arrangements with Mr. Green’s affiliated company. In addition, we have added a statement that the entire board of directors consists of Mr. Green.

Executive Compensation, page 29

19.

Please revise to provide the narrative and tabular executive compensation disclosure required by Item 402 of Regulation S-B or Regulation S-K. See SEC Release No. 8732.

RESPONSE: We have amended the Summary Compensation Table initially submitted to reflect -0- compensation received in each column and have added additional columns for Option Awards, Other Compensation and Total Compensation. Rule 402 and Release No. 8732 appears to indicate that we did not need to include columns which contain a value of “0”for the amounts. We choose to include the table anyway as we believe it clarifies that there was no compensation paid.  The narrative discussion related to compensation has been moved from above the table to below.

Financial Statements—September 30, 2007

Statement of Operations, page F-2

20.

In your June 17, 2004 to September 30, 2007 column please state that June 17, 2004 was the date of inception.

RESPONSE: We have so indicated although this interim period is now June 17, 2004 (inception) through March 31, 2008.

Revenue Recognition, page F-5

21.

Please state whether or not your revenue was derived from a related party and describe your relationship with your related party customer. Furthermore, tell us whether the related party customer is under common control with The Andina Group and whether the transactions were carried out on an arm's-length basis.

RESPONSE:   The Revenue Recognition subparagraph under Note 1 in our updated financial statements for the quarter ended March 31, 2008 included in this Amended SB-2 identifies the percentage of revenues derived from the related party and describes our relationship with that party.

Mr. Larry Spirgel

June 17, 2008

Financial Statements—June 30, 2007

Revenue Recognition, page F-12

22.

Please state whether or not your revenue was derived from a related party and describe your relationship with your related party customer. Furthermore, tell us whether the related party customer is under common control with the Andina Group and whether the transactions were carried out on an arm's-length basis.

RESPONSE: We have revised our revenue recognition note to describe our relationship with our related party customer, that all of our revenues as of the date of the audit had been derived from that customer, and that the transactions were carried out as if they had been on an arm’s-length basis.

We have amended our registration statement in response to your comments.  We have also updated disclosure as necessary. We are providing you with marked copies by overnight mail to expedite your review which will include a copy of this correspondence. Please fax any additional questions or comments to our attorney, Justeene Blankenship at 801-274-1088

Sincerely:

/s/ Burke Green

Burke Green

President